October 6, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Attention:  Kevin L. Vaughn, Branch Chief

Re:	Symmetry Medical Inc.

Dear Mr. Vaughn:

We are in receipt of your letter dated September 30, 2009 regarding our Form 10-K for the fiscal year ended January 3, 2009, as filed March 11, 2009, and our Form 10-Q for the quarter ended July 4, 2009, file no. 1-32374.  In response thereto, we respectfully submit the following responses which have been keyed to correspond with the comments presented in your letter.

Form 10-K for the fiscal year ended January 3, 2009

Cover Page

1.
In future filings please ensure that the file number associated with your Exchange Act reporting obligation is reflected on the cover page of the reports you file pursuant to Section 13 of the Exchange Act.

Response:  The file number on our Form 10-K for the fiscal year ended January 3, 2009 is our Registration Number, which was issued in conjunction with our S-1 and was unintentionally used.  Our SEC file number is 001-32374 which was correctly included on our Form 10-Q as of July 4, 2009 and April 4, 2009 and will be used for future filings.

Note 3 – Acquisitions, page 41

2.
We note that in January 2008, you acquired all the assets and real estate of DePuy Orthopaedics, Inc.’s New Bedford, Massachusetts instrument manufacturing facility.  We further note that you entered into an agreement with DePuy whereby DePuy is required to make minimum purchases totaling $106 million from New Bedford for a four-year period with such purchases being incremental to other products you previously provided to DePuy.  Finally, we note that you recorded an intangible asset of $5.1 million relating to “acquired customers.”  Please clarify for us the nature of the ‘acquired customers’ intangible asset recorded in connection with the acquisition, including discussion of how you determined the value and the useful life of the intangible asset.  If this intangible asset does not relate to the supply agreement with DePuy, please also separately discuss how you considered the supply agreement in your accounting for the business combination.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Response: As part of the acquisition, Symmetry Medical and DePuy Orthopaedics entered into a supply agreement whereby DePuy guaranteed a certain level of minimum purchases from Symmetry Medical New Bedford.  Although this agreement has a four year stated life, Management believes that the probability of DePuy continuing as a customer beyond the stated term is nearly certain. Thus, the value of this contractual relationship is a component of the customer relationship intangible asset that was acquired.

Valuation of Customer Relationships (Including guaranteed DePuy Supply Contract)
We valued the customer relationship under the Income Approach utilizing the Excess Earnings Method.  Once the forecasts of the current customer base were provided, we then estimated the following factors:
●	Revenue growth;
●	Attrition;
●	Contributory asset charges;
●	Discount rate.

The result of this valuation was a customer relationship intangible asset of $5.1 Million.  Our belief is that this customer relationship has a life exceeding 15 years, approximately 20 to 25.  We are amortizing this intangible asset over 15 years in order to better match the amortization expense with the estimated future cash flows generated.

Item 9A.  Controls and Procedures, page 54

Changes in Internal Control over Financial Reporting, page 54

3.
We note your disclosure of changes in your internal controls over financial reporting during fiscal 2007 and 2008.  Please revise your disclosure in future filings to include clear disclosure of any changes in your internal control over financial reporting that occurred during your most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Response:  We will revise future filings to include clear disclosure of any changes in our internal controls that occurred during the most recent fiscal quarter that has or is likely to have a material effect on our internal control over financial reporting.

Executive Compensation, page 56

4.
We refer to your disclosure under the caption “Annual Incentive Cash Bonuses” on page 17 of your Schedule 14A proxy statement which is incorporated by reference into your Form 10-K.  Please tell us where the $180,000 non-equity incentive plan compensation awarded to Mr. Hite as reflected in the Summary Compensation Table on page 21 is discussed in your Compensation Discussion and Analysis.  Also, we note little discussion regarding the Compensation Committee’s decision to grant discretionary bonus awards to Mr. Hite and Mr. Hynes, as reflected in the bonus column of the Summary Compensation Table.  In future filings please expand your Compensation Discussion and Analysis disclosure to discuss the reasons why the Compensation Committee decided to grant discretionary awards.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Response:  The non-equity incentive plan compensation is discussed on page 17 in the Annual Incentive Cash Bonuses section.  The table on page 17 details the applicable percentages of base salary each named executive officer could earn during the fiscal year as non-equity cash compensation.  Since our performance criteria, as described on page 17, were met during fiscal year 2008,  we classified the calculated cash awards as non-equity incentive compensation in the Summary Compensation Table on page 21 and any discretionary amounts were classified as a “bonus” in the Summary Compensation Table. Further, during fiscal year 2007 and 2006, our performance criteria were not met, thus all cash awards were classified as discretionary “bonuses” in the Summary Compensation Table.  Specific to Fred Hite, we do not directly discuss the non-equity incentive compensation award outside of the table on page 17; however we do mention the discretionary task-related cash bonus at the bottom of page 17 and separated the components of his non-equity compensation within the Summary Compensation Table.

We will revise future filings to separate the discussion of non-equity incentive plan compensation and discretionary cash bonuses, and will include additional details regarding these items including the rationale behind the Compensation Committee’s decision process.

5.
Please reconcile your disclosure under “Long-Term Incentive Compensation” on page 18 of your proxy statement that your incentive compensation lags behind competitive market practices with your statement on page 16 that your long term incentive compensation is approximately 80% of the median value of peers.

Response:  As stated on page 16 of our Schedule 14A proxy statement, the Compensation Committee states base salary should approximate the median value of our peer group, with bonus and long-term incentive compensation at approximately the 75th percentile of our peer group.  During 2008, we completed an internal compensation study comparing our compensation practices to those of eight similar companies.  Through this analysis, we determined our total long-term incentive compensation was approximately 20% below the median value of our peer group.  Since our actual long-term incentive compensation is below the Compensation Committee’s goal of the 75th percentile as compared to our peer group, as stated above, we believe the statement that our long-term incentive compensation lags behind competitive market practices is an accurate statement.

6.
We note little or no analysis of how restricted stock and stock option awards were made to each of your executive officers were determined.  In your future filings, as applicable, please include an expanded discussion of how your Compensation Committee made its stock option and restricted stock awards determinations with respect to each named executive officer.  Refer to subparagraphs (b)(l)(iii) and (v) of Item 402 of Regulation S-K.  Where awards among executive officers vary significantly, please discuss how and why those awards varied among the named executive officers.

Response: We will revise future filings to include an expanded discussion of the Compensation Committee’s decision process relative to stock awards including support for each named executive officer.

Specific to the 2008 restricted stock awards, the shares granted were determined by the Compensation Committee as a result of recommendations by the CEO based upon performance reviews.  The Committee also considers the total compensation for each executive for the past two calendar years and the Company’s position relative to our peer group, when making decisions regarding the shares awarded.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Certain Relationships and Related Party Transactions…, page 56

7.
Please tell us whether you have any agreements with ADS concerning the transactions you describe in the “Related-Party Transactions” disclosure on page 27 of your proxy statement.  If so, tell us why you have not filed them as exhibits to your annual report.

Response:    ADS is a company controlled by the brother of one of our former executive officers.  No current or former executive officer had any direct involvement in ADS.   The agreement with ADS (the “Agreement”) resulted in transactions amounting to 0.2% of our annual cost of goods sold.  Because the size of transactions with ADS was immaterial to Symmetry, we determined that the Agreement was not material and did not require us to file the agreement.

Based on these facts we concluded that filing the Agreement was not required pursuant to Item 601 of Regulation S-K, which requires filing only “material” agreements or those directly with executive officers.  Further, we concluded that our treatment of the Agreement, which we described in the proxy in compliance with Item 404 of Regulation S-K, ensured an adequate disclosure of this related party transaction.

Form 10-Q as of July 4, 2009

Exhibits 31.1 and 31.2

8.
We note that the certification filed in Exhibit 31.1 and 31.2 in this Form 10-Q and your Form 10-Q as of April 4, 2009 are not in the proper form.  Specifically, you have omitted the reference to internal control over financial reporting in the introductory language to paragraph 4 of each of the certifications.  Please amend each of your July 4, 2009 and April 4, 2009 Forms 10-Q to include revised certifications that include the references to internal control over financial reporting in paragraph 4 in accordance with Item 601(b)(31) of Regulation S-K.

Response:  The omitted reference to internal control over financial reporting was unintentional and an oversight on our part.  We plan to amend and resubmit our Form 10-Q as of July 4, 2009 and April 4, 2009 to include revised certifications that include the references to internal control over financial reporting in paragraph 4 in accordance with Item 601(b)(31) of Regulation S-K, as attached in Exhibit A to this letter.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns.  In providing these responses, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in our public filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanations or have follow up questions, please feel free to contact us by mail (3724 North State Road 15, Warsaw, IN  46582) or by fax (574.267.4551).

Yours very truly,

Symmetry Medical Inc.

By
Fred L. Hite
Chief Financial Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No. 1
(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 4, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________ to_______________________________________

Commission File Number: 001-32374

SYMMETRY MEDICAL INC.

(Exact name of registrant as specified in its charter)

Delaware	35-1996126
(State or other jurisdiction of incorporation or organization) 3724 North State Road 15, Warsaw, Indiana	(I.R.S. Employer Identification No.) 46582
(Address of principal executive offices) (574) 268-2252	(Zip Code)
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑   Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐    No

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

The number of shares outstanding of the registrant’s common stock as of May 4, 2009 was 35,799,265.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXPLANATORY NOTE

Symmetry Medical Inc (the Registrant) is filing this amendment (the Form 10-Q/A) to our Quarterly Report on Form 10-Q for the quarter ended April 4, 2009 (the form 10-Q), filed with the U.S. Securities and Exchange Commission on May 8, 2009, solely to correct an error in exhibits 31.1 and 31.2,  Certification required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.  These exhibits of the Form 10-Q unintentionally omitted the reference to internal control over financial reporting in the introductory language to paragraph 4 of each of the certifications.  The exhibits included in this Form 10-Q/A correctly state the certifications being made by Management.

This Form 10-Q/A should be read in conjunction with the original Form 10-Q, which continues to speak as of the date of the Form 10-Q.  Except as specifically noted above, this Form 10-Q/A does not modify or update disclosures in the original Form 10-Q.  Accordingly, this Form 10-Q/A does not reflect events occurring after the filing of the Form 10-Q or modify or update any related or other disclosures.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

PART II. OTHER INFORMATION

ITEM 6. EXHIBITS

31.1
Certification of Chief Executive Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of April 4, 2009 (amended)**

31.2
Certification of Chief Financial Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of April 4, 2009 (amended)**

31.3
Certification of Chief Executive Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of October XX, 2009**

31.4
Certification of Chief Financial Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of October XX, 2009**

** Filed concurrently herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SYMMETRY MEDICAL INC.

By
Brian S. Moore,
President and Chief Executive Officer
(Principal Executive Officer)

By
Fred L. Hite,
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

October XX, 2009

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.1

CERTIFICATION

I, Brian S. Moore, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Symmetry Medical Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October XX, 2009

Brian S. Moore
Chief Executive Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.2

CERTIFICATION

I, Fred L. Hite, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Symmetry Medical Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October XX, 2009

Fred L. Hite
Chief Financial Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.3

CERTIFICATION

I, Brian S. Moore, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of Symmetry Medical Inc. (the “registrant”); and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

October XX, 2009

Brian S. Moore
Chief Executive Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.4

CERTIFICATION

I, Fred L. Hite, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of Symmetry Medical Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

October XX, 2009

Fred L. Hite
Chief Financial Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
Amendment No. 1
 (Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended July 4, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________________ to_______________________________________

Commission File Number: 001-32374

SYMMETRY MEDICAL INC.

(Exact name of registrant as specified in its charter)

Delaware	35-1996126
(State or other jurisdiction of incorporation or organization) 3724 North State Road 15, Warsaw, Indiana	(I.R.S. Employer Identification No.) 46582
(Address of principal executive offices) (574) 268-2252	(Zip Code)
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑   Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐    No

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

The number of shares outstanding of the registrant’s common stock as of August 4, 2009 was 35,810,751.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXPLANATORY NOTE

Symmetry Medical Inc (the Registrant) is filing this amendment (the Form 10-Q/A) to our Quarterly Report on Form 10-Q for the quarter ended July 4, 2009 (the form 10-Q), filed with the U.S. Securities and Exchange Commission on August 7, 2009, solely to correct an error in exhibits 31.1 and 31.2, Certification required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These exhibits of the Form 10-Q unintentionally omitted the reference to internal control over financial reporting in the introductory language to paragraph 4 of each of the certifications. The exhibits included in this Form 10-Q/A correctly state the certifications being made by Management.

This Form 10-Q/A should be read in conjunction with the original Form 10-Q, which continues to speak as of the date of the Form 10-Q. Except as specifically noted above, this Form 10-Q/A does not modify or update disclosures in the original Form 10-Q. Accordingly, this Form 10-Q/A does not reflect events occurring after the filing of the Form 10-Q or modify or update any related or other disclosures.

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

PART II. OTHER INFORMATION

ITEM 6. EXHIBITS

31.1
Certification of Chief Executive Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of July 4, 2009 (amended)**

31.2
Certification of Chief Financial Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of July 4, 2009 (amended)**

31.3
Certification of Chief Executive Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of October XX, 2009**

31.4
Certification of Chief Financial Officer required by Item 307 of Regulation S-K as promulgated by the Securities and Exchange Commission and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as of October XX, 2009**

** Filed concurrently herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SYMMETRY MEDICAL INC.

By
Brian S. Moore,
President and Chief Executive Officer
(Principal Executive Officer)

By
Fred L. Hite,
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

October XX, 2009

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.1

CERTIFICATION

I, Brian S. Moore, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Symmetry Medical Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October XX, 2009

Brian S. Moore
Chief Executive Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.2

CERTIFICATION

I, Fred L. Hite, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Symmetry Medical Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October XX, 2009

Fred L. Hite
Chief Financial Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.3

CERTIFICATION

I, Brian S. Moore, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of Symmetry Medical Inc. (the “registrant”); and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

October XX, 2009

Brian S. Moore
Chief Executive Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

EXHIBIT 31.4

CERTIFICATION

I, Fred L. Hite, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of Symmetry Medical Inc. (the “registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

October XX, 2009

Fred L. Hite
Chief Financial Officer

3724 North State Road 15 •Warsaw, IN 46582, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com